UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  November 30, 2004

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

Company Press Release, dated November 30, 2004

Exhibit 1

Canada Southern Petroleum Ltd.

News Release

CANADA SOUTHERN ANNOUNCES INITIAL SHAREHOLDER APPROVAL OF

GOVERNANCE MODERNIZATION; ADDS TO WEBSITE

“FREQUENTLY ASKED" QUESTIONS AND ANSWERS

CALGARY, Alberta, November 30, 2004 -- Canada Southern Petroleum Ltd. (the Company) (NASDAQ:CSPLF) (TSX:CSW.LV) (BOSTON:CSW) (PCX:CSPLF) today reported that the Company’s shareholders have approved the adoption of resolutions authorizing the continuance of the Company under the Alberta Business Corporations Act, eliminating the five-year term for directors commencing in 2005, eliminating the 1000 share voting limitation, and eliminating the requirement for director approval of shareholder action.

Approximately 52% of the Company’s limited voting shares were represented in person or by proxy at the Special Meeting of Shareholders held today. Over 95% of the Company’s shareholders present in person or by proxy voted in favor of the continuance and each of the related corporate governance resolutions.

The action of the Company’s shareholders approving the special resolutions is subject to the approval by shareholders of a confirming resolution at a Special Meeting of Shareholders to be held on December 15, 2004 in the Plaza Room at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 11:00 A.M. on such date.

The Company also reported the posting on its website of additional “frequently asked questions” and answers. The questions and answers deal with a variety of operations and governance matters and may be found on the Company’s website (www.cansopet.com) under the headings “Investor Relations” and “FAQ”.

Mr. Richard C. McGinity, the Company’s Chairman of the Board of Directors, commented “2004 has been a busy year for Canada Southern and its Board. As the yearend approaches, we are pleased to be putting in place a comprehensive modernization of the Company’s governance that my fellow directors and I have been contemplating since settlement of the Kotaneelee litigation became a possibility. The changes approved by the shareholders today demonstrate this Board’s continuing commitment to high standards of corporate governance.”

* * * * * *

This announcement is not a proxy statement, nor is it a solicitation of any proxies from the Company’s shareholders. The Company’s proxy materials dated October 20, 2004 may be obtained free of charge at the SEC’s website address of www.sec.gov or at the SEDAR website address of www.sedar.com. A link to the Company’s SEC and SEDAR filings, including the Company’s October 20, 2004 proxy materials, can also be found on the Company website address of www.cansopet.com.

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company’s limited voting shares are traded on the NASDAQ SmallCap Market and the Pacific Exchange, Inc. under the symbol “CSPLF,” on the Toronto Stock Exchange under the symbol “CSW.LV” and on the Boston Stock Exchange under the symbol “CSW.” The Company has 14,417,770 shares outstanding.

Any statements in this release that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the "Safe Harbor Statement" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Among these risks and uncertainties are uncertainties as to the costs, pricing and production levels from the properties in which the Company has interests, the extent of the recoverable reserves at those properties, and the significant costs associated with the exploration and development of the properties in which the Company has interests, particularly the Kotaneelee field. The Company undertakes no obligation to update or revise forward looking statements, whether as a result of new information, future events, or otherwise. The Company does caution, however, that results in 2004 will be significantly lower than in 2003, which were favorably affected by settlement of the Kotaneelee litigation.

For further information contact: Randy Denecky, Chief Financial Officer at (403) 269-7741.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

November 30, 2004

President and Chief Executive Officer